UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-37710

HUTCHMED (CHINA) LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧             Form 40-F  ◻

HUTCHMED (CHINA) LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1

Announcement relating to HUTCHMED announces ORPATHYS® plus TAGRISSO® demonstrated statistically significant and clinically meaningful improvements in progression-free and overall survival in MET-Driven EGFR-mutated lung cancer after progression on TAGRISSO®

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHMED (CHINA) LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: August 17, 2026